FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X          Form 40-F
                                  -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes               No   X
                                  -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Hilton Petroleum Ltd.
                                            ------------------------------------
                                            (Registrant)

Date:  October 30, 2002                  By  /s/ "Nick DeMare"
       ---------------------                ------------------------------------
                                             Nick DeMare
                                             Director
                                            (Signature)*


      *Print the name and title of the signing officer under his signature.


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------

NEWS RELEASE                                                    October 30, 2002


In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended August 31, 2002. All figures are expressed in United States dollars.

                                                         2002            2001
                                                           $               $
REVENUES

Petroleum and natural gas sales                          36,659         136,254
                                                   ------------    ------------

OTHER EXPENSES

Production                                               31,736          32,265
General and administrative                              150,806         299,931
Depreciation, depletion and impairment                1,049,996      12,044,632
Research, development and marketing                      68,256               -
                                                   ------------    ------------
                                                      1,300,794      12,376,828
                                                   ------------    ------------

OPERATING LOSS                                       (1,264,135)    (12,240,574)
                                                   ------------    ------------

OTHER INCOME (EXPENSES)

Interest and other income                                10,342          24,745
Interest expense on long-term debt                     (230,924)       (175,273)
Loss on sale of investment                                    -         (73,484)
                                                   ------------    ------------
                                                       (220,582)       (224,012)
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                              (1,484,717)    (12,464,586)
                                                   ============    ============

BASIC AND DILUTED LOSS PER SHARE                         $(0.03)         $(0.35)
                                                   ============    ============


OPERATIONS
----------

During the period ended August 31, 2002 ("2002"), the Company recorded a loss of $1,484,717 ($0.03 per share) compared to a loss of $12,464,586 ($0.35 per share)
for the comparable 2001 period.

During fiscal 2002, production from the ELH #1 well was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 73%, from $136,254 during 2001 to $36,659 in 2002. Revenue from oil and liquids production decreased 79% to $7,146 in 2002 from $34,098 in 2001. Production of oil and liquids in 2002 decreased 77% to 2,131 MCFE in 2002 from 9,416 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.35/MCFE compared to $3.62/MCFE in 2001, a decrease of 7%. Revenue from natural gas production decreased 71% to $29,513 in 2002 from $102,156 in 2001.

Hilton Petroleum Ltd.
October 30, 2002
News Release, Page 3


Natural gas production decreased 60% to 10,240 MCF in 2002 from 25,754 MCF in 2001. The average price received in 2002 was $2.88/MCF, a decrease of 27% from $3.97/MCF in 2001.

During 2002, the Company recorded depreciation and depletion of $26,626 and an impairment charge of $1,023,370. The impairment charge in 2002 reflected the costs of the Company's unsuccessful drilling results on the Basil Prospect. During the comparable period in 2001, the Company recorded depreciation and depletion of $118,321 and an impairment charge of $11,926,311. The impairment charge in 2001 reflected the fall in market prices for natural gas between May 31, 2001 and August 31, 2001.

General and administrative costs decreased by $189,643, approximately 63% from $299,931 in 2001 to $150,806 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to a general decrease of activities due to the Company's reduced financial resources and the closure of the Bakersfield office.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. During the period ending August 31, 2002, $68,256 was expended in relating to this business. The Company has determined that, as at August 31, 2002, these activities did not satisfy the criteria required under Canadian generally accepted accounting principles for deferment and has charged the costs to operations.

Interest expense on long-term debt increased by $55,651, approximately 32% from $175,273 in 2001 to $230,924 in 2002. The interest expense for 2002 includes $161,710 which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

During the period ended August 31, 2002 , the Company recorded $549,033 in expenditures on its petroleum interests compared to $2,880,287 in 2001. Additions recorded for 2002 comprised of $26,190 on the East Lost Hills Project, $517,000 for the exploration of the Basil Prospect and $5,843 on the Blossom Prospect.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

At August 31, 2002, the Company had working capital deficit of $416,625. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities, the continued exploration and development of its petroleum interests or complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

BUSINESS UPDATE
---------------

Petroleum Activities
--------------------

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. The Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

Hilton Petroleum Ltd.
October 30, 2002
News Release, Page 4


The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. Some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

The Company is, however, aware that there exists a difference of opinion as to whether the testing procedures employed by the operator were the appropriate ones. It has been stated that a proper test has not been completed on these wells and conclusions based on the test results to date cannot be relied upon. Both the ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

Mineral Properties
------------------

Technical due diligence on the properties is substantially complete with positive results on the technical merits of the properties. The Company is continuing its legal due diligence review, which includes ascertaining that the vendor has legal title to the mineral properties in China and Mongolia.

Proprietary Software Activities
-------------------------------

Through its 80% owned subsidiary, A.I. Solutions Ltd., ("AI Solutions") the Company is currently developing a product for the health/diet industry. AI Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that AI Solutions will conduct financings which will result in a substantial dilution of the Company's ownership interest.


ON BEHALF OF THE BOARD

/s/ Donald Busby
Donald W. Busby, Chairman


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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